UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Persons Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the issued and outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 15, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 15, 2025, by Buyer (as amended or supplemented from time to time).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed to disclose certain updates as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph of the section titled “—Tender Offer” in its entirety with the following paragraph:

“On October 2, 2025, the Offer was extended pursuant to the Purchase Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., Eastern Time on October 3, 2025. The expiration date of the Offer is extended to expire one minute after 11:59 p.m., Eastern Time on October 17, 2025, unless it is extended further in accordance with the Purchase Agreement (the “Expiration Time”. If the Offer is further extended in accordance with the Purchase Agreement, the term “Expiration Time” will instead refer to the latest time and date at which the Offer, as so extended by Buyer, will expire).”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Buyer and LAVA on October 2, 2025 (incorporated herein by reference to Exhibit (a)(5)(B) to the SC TO-T/A.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         October 2, 2025

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President

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